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Neal N. Beaton
212 513 3470
neal.beaton@hklaw.com

January 26, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302



Re: **Japan Tobacco Inc. (File No. 82-4362)**
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3470 or, in my absence, Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Neal N. Beaton
Holland & Knight LLP

2565212_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language document listed below is set out in EXHIBIT A hereto)

1. Report of the State of Repurchase of the Company's Own Shares dated January 7, 2005

B. ENGLISH LANGUAGE DOCUMENT
(English document listed below is included in EXHIBIT B hereto)

1. Press Release

Date	Title
1) 1/7/2005 (1/7/2005)	JT Repurchases Own Shares (this release was also filed with Tokyo Stock Exchange on the same day.)

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Report of the State of Repurchase of the Company's Own Shares dated January 7, 2005

   Report of the State of Repurchase of the Company's Own Shares stating the conditions of repurchase, possession, disposal of the Company's own shares from December 1, 2004 to December 31, 2004 filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B, item 1.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Repurchases Own Shares

Repurchase results for the period between December 1, 2004 to December 31, 2004

Tokyo, January 7, 2005 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that it has repurchased its shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code as was decided at the Board of Directors meeting held on October 29, 2004. Details of the share repurchase are mentioned below.

Details of the shares repurchased

(1) Period during which shares were repurchased:	From December 1, 2004 to December 31, 2004
(2) Number of shares repurchased:	8,186 shares
(3) Total repurchased cost of shares:	¥8,596,837,000
(4) Method of repurchase:	Open market purchase on Tokyo Stock Exchange

(Reference)

1. Details of the repurchase as approved by the JT Board of Directors of on October 29, 2004.

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Number of shares to be repurchased:	Up to 45,000 shares
(3) Total repurchase price of shares:	Up to ¥40 billion
(4) Period during which shares will be repurchased:	From November 1, 2004 to March 24, 2005

2. Cumulative number of shares repurchased during the October 29, 2004 to December 31, 2004 period as approved at the Board of Directors meeting held on October 29, 2004.

(1) Total number of shares repurchased:	21,700 shares
(2) Total cost of repurchased shares:	¥21,470,444,000

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.